SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2010

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated March 3, 2010	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 3, 2010	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT

The Company has commenced preliminary discussions with SPD Bank in relation to the potential subscription of new shares in SPD Bank and potential strategic cooperation with SPD Bank. No indication can be given by the Company of the timing of the subscription and the strategic cooperation, and the transaction may or may not proceed. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

China Mobile Limited (the “Company”) announces that the Company has commenced preliminary discussions with Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”), a bank listed on the Shanghai Stock Exchange, in relation to the subscription by the Company or its subsidiary of new shares in SPD Bank and potential strategic cooperation with SPD Bank. No indication can be given by the Company of the timing of the subscription and the strategic cooperation, and the transaction may or may not proceed. The subscription transaction (if proceeds) is likely to constitute a notifiable transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and would be subject to conditions, including the receipt of all necessary approvals from the relevant regulatory authorities.

Further announcement will be made by the Company when the terms of the subscription are determined.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 3 March 2010

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Nicholas Jonathan Read as a non-executive director.

A-1